UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: March 16, 2015

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

Camtek Intends to Aggressively Defend Against New Rudolph Patent Lawsuit

MIGDAL HAEMEK, Israel – March 16, 2015 – Camtek Ltd. (NASDAQ: CAMT and TASE: CAMT), today reported that on March 12, 2015 as part of its recurring attempts to stop Camtek’s activities in the United States, Rudolph Technologies Inc. filed a new patent infringement case in the U.S. District Court in Minnesota against Camtek. According to which, Rudolph claims that Camtek’s Eagle system infringes Rudolph’s patent No. 6.826.298 (“the 6.298 patent”). Camtek has not yet been served with a complaint in this lawsuit.

Camtek strongly believes that its Eagle system does not infringe the 6.298 patent and intends to aggressively defend itself from the allegations in this claim. The company believes that this complaint proves again that Rudolph is aware of the superiority of Camtek's products including the Eagle and has chosen to shift the commercial competition to the legal arena.

ABOUT CAMTEK LTD.

Camtek Ltd. (www.camtek.co.il) provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.